Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-202913 and 333-180300-03

Pricing Supplement No. K808 to the Underlying Supplement dated December 2, 2016, the Product Supplement No. I dated May 4, 2015, the
Prospectus Supplement and Prospectus dated May 4, 2015

_________________________________________________________

$964,000

Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due 2019

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 7, 2019) is based on the performance of the iShares® MSCI Emerging Markets ETF (which we refer to as the underlier) as measured from and including the trade date (April 4, 2017) to and including the determination date (February 4, 2019). If the final underlier level on the determination date is greater than the initial underlier level ($39.63), the return on your notes will be positive, subject to the maximum settlement amount ($1,225.00 for each $1,000 face amount of your notes). If the final underlier level declines by up to 15% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 15% from the initial underlier level, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (i.e., the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 150% times (c) the underlier return, such sum subject to the maximum settlement amount;

●	if the underlier return is zero or negative but not below -15% (i.e., the final underlier level is equal to or less than the initial underlier level but not by more than 15%), $1,000; or

●	if the underlier return is negative and is below -15% (i.e., the final underlier level is less than the initial underlier level by more than 15%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the quotient of the initial underlier level divided by 85% of the initial underlier level times (c) the sum of the underlier return plus 15%.

Investing in the notes involves a number of risks. See “Additional Risk Factors Specific To Your Notes” beginning on page PS-10 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	April 11, 2017	Original issue price:	100% of the face amount
Underwriting discount:	0.00% of the face amount	Net proceeds to the issuer:	100% of the face amount

For more detailed information, please see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date is $996.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated April 4, 2017.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the underlying supplement dated December 2, 2016, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Underlying supplement dated December 2, 2016: http://www.sec.gov/Archives/edgar/data/1053092/000095010316018406/dp70262_424b2-underlying.htm

●	Product supplement No. I dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

●	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Key Terms

Issuer: Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Underlier: the iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP <Equity>”). For more information on the underlier, see “The Underlier” herein.

Underlying index: the MSCI Emerging Markets Index, as maintained by MSCI Inc.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $964,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return relative to your initial investment than indicated below. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes: please refer to “Material U.S. Federal Income Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

●	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

●	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

●	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the downside participation rate times (iii) the sum of the underlier return plus the buffer amount.

Initial underlier level: $39.63

Final underlier level: the closing level of the underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-29 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of a reference fund” on page PS-36 of the accompanying product supplement.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage.

Upside participation rate: 150%

Cap level: 115% of the initial underlier level.

Maximum settlement amount: for each $1,000 face amount of the notes, $1,225.00

Buffer level: 85% of the initial underlier level.

Buffer amount: 15%

Downside participation rate: the quotient of the initial underlier level divided by the buffer level, expressed as a percentage.

Trade date: April 4, 2017

Original issue date: April 11, 2017

Determination date: February 4, 2019, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-29 of the accompanying product supplement.

Stated maturity date: February 7, 2019, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-29 of the accompanying product supplement.

No interest: the offered notes will not bear interest.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: the offered notes will not be subject to redemption.

Closing level: as described under “Description of the Securities — Certain definitions” on page PS-26 of the accompanying product supplement.

Business day: as described under “Description of the Securities — Certain definitions” on page PS-26 of the accompanying product supplement.

Trading day: as described under “Description of the Securities — Certain definitions” on page PS-28 of the accompanying product supplement.

Use of proceeds and hedging: as described under “Supplemental Use of Proceeds and Hedging” on page PS-23 of the accompanying product supplement.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-62 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price.

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than three business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than three business days after the trade date, purchasers who wish to transact in the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent: Credit Suisse International

CUSIP no.: 22548QYX7

ISIN no.: US22548QYX77

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Final level	Final underlier level
Initial level	Initial underlier level
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Underlier
Underlying return cap[1]	Cap level
Underlying return	Underlier return

In addition, with respect to the Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes, please refer to Key Terms above for the following terms: upside participation rate, maximum settlement amount, buffer level, buffer amount and downside participation rate.

1 “Underlying return cap” in the accompanying product supplement is expressed as a percentage increase from the initial underlier level to the final underlier level, whereas the “cap level” used in this pricing supplement is expressed as the quotient of the final underlier level and the initial underlier level.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity, assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be.

The following examples reflect hypothetical rates of return on the offered notes, assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00 per note
Upside participation rate	150%
Cap level	115% of the initial underlier level
Maximum settlement amount	$1,225.00 per note
Buffer level	85% of the initial underlier level
Downside participation rate	the quotient of the initial underlier level divided by the buffer level
Buffer amount	15%
A market disruption event does not occur on the originally scheduled determination date and the originally scheduled determination date is a trading day.

No change in or affecting the underlier, any of the equity securities comprising the underlier or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index.

Notes purchased on the original issue date at the face amount and held to the stated maturity date.

The actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts per $1,000 face amount of notes, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level).

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (per $1,000 Face Amount of Notes)
150.00%	$1,225.00
140.00%	$1,225.00
130.00%	$1,225.00
120.00%	$1,225.00
115.00%	$1,225.00
110.00%	$1,150.00
105.00%	$1,075.00
102.00%	$1,030.00
101.00%	$1,015.00
100.00%	$1,000.00
95.00%	$1,000.00
90.00%	$1,000.00
85.00%	$1,000.00
75.00%	$882.35
50.00%	$588.24
25.00%	$294.12
0.00%	$0.00

If, for example, the final underlier level were determined to be 25.00% of the initial underlier level, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the cash settlement amount that we would deliver on your notes at maturity would be approximately $294.12 per $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.5882% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). Alternatively, if the final underlier level were determined to be 140.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount of $1,225.00 per $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 115% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than the buffer level (the section left of the buffer level marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than $1,000 per $1,000 face amount of your notes (the section below the $1,000 marker on the vertical axis). The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to the cap level (the section right of the cap level marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical closing levels for the underlier on the determination date and on assumptions that may prove to be inaccurate. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — The value of the securities may be influenced by unpredictable factors” on page PS-7 of the accompanying product supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the closing level of the underlier on the determination date. If the final underlier level is less than the buffer level, you will have a loss, for each $1,000 of the face amount of your notes, equal to the product of (a) $1,000 times (b) the downside participation rate times (c) the sum of the underlier return plus the buffer amount. Thus, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the return on your notes will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Buffer Level Will Depend on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the underlier. The greater the expected volatility with respect to the underlier on the trade date, the higher the expectation as of the trade date that the final underlier level could be less than the buffer level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlier as of the trade date. The volatility of the underlier can change significantly over the term of the notes. The level of the underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose a significant amount of your principal at maturity.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final underlier level is greater than the initial underlier level, for each $1,000 face amount of the notes, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any of the Equity Securities Comprising the Underlier

Investing in the notes will not make you a holder of any of the equity securities comprising the underlier. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the issuers of, or any other rights with respect to, the equity securities comprising the underlier. The cash settlement amount will be paid in cash and you will have no right to receive delivery of any equity securities comprising the underlier.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Foreign Securities Markets Risk

Some or all of the assets included in the underlier are issued by or linked to the value of foreign companies and trade in foreign securities markets. Investments in the notes therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the underlier may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the underlier, and therefore the performance of the underlier and the value of the notes.

There are Risks Associated with the Underlier

Although shares of the underlier are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market. The underlier is subject to management risk, which is the risk that the underlier’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the underlier’s investment strategy or otherwise, the investment advisor for the underlier may add, delete or substitute the assets held by the underlier. Any of these actions could adversely affect the price of the shares of the underlier and consequently the value of the notes.

The Performance and Market Value of the Underlier, Particularly During Periods of Market Volatility, May Not Correlate to the Performance of the Underlying Index

The underlier will generally invest in all of the equity securities included in the underlying index but may not fully replicate the underlying index. There may be instances where the underlier’s investment advisor may choose to overweight a stock in the underlying index, purchase securities not included in the underlying index that the investment advisor believes are appropriate to substitute for a security included in the underlying index or utilize various combinations of other available investment techniques. In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index. Finally, because the shares of the underlier are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

During periods of market volatility, securities held by the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlier. As a result, under these circumstances, the market value of shares of the underlier may vary substantially from the net asset value per share of the underlier. For these reasons, the performance of the underlier may not correlate with the performance of the underlying index. For additional information on the underlier, see the information set forth under “The Underlier” herein.

Emerging Markets Risk

The underlier and the underlying index are exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of the notes.

Currency Exchange Risk

Because the prices of the equity securities included in the underlier are converted into U.S. dollars for purposes of calculating the level of the underlier, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the underlier trade. Currency exchange rates may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes in currency exchange rates, including changes in liquidity and prices, can occur within very short periods of time. Currency exchange rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the equity securities included in the underlier, the level of the underlier and the value of the notes.

The Estimated Value of the Notes on the Trade Date Is Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) is less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components, and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Anti-Dilution Protection is Limited

The calculation agent will make anti-dilution adjustments for certain events affecting the underlier. However, an adjustment will not be required in response to all events that could affect the underlier. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For a reference fund” in the accompanying product supplement.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes. In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of your notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The Estimated Value of the Notes on the Trade Date Is Less Than the Price to Public.” Therefore, in addition to the level of the underlier, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

•	the expected and actual volatility of the underlier;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities comprising the underlier or markets generally and which may affect the level of the underlier; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The U.S. Federal Income Tax Considerations of the Notes Are Not Certain

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the notes are not certain.

THE UNDERLIER

We have derived all information contained herein regarding the iShares® MSCI Emerging Markets ETF, including, without limitation, information concerning its composition, method of calculation, changes to its components and its historical closing values, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, BlackRock Fund Advisors (“BFA”), which maintains and manages the iShares® MSCI Emerging Markets ETF and acts as the investment advisor to the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is developed, calculated and maintained by BFA.

The iShares® Trust (“iShares®”) is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is an investment portfolio maintained and managed by iShares®. BFA, the investment advisor to the iShares® MSCI Emerging Markets ETF, is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a wholly-owned subsidiary of BlackRock, Inc. Information filed by iShares® with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 033–97598 and 811–09102. Shares of the iShares® MSCI Emerging Markets ETF are listed on the NYSE Arca under ticker symbol “EEM.”

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the underlier based on the underlier’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the underlier and a set of other specified iShares® funds (the “funds”) as follows: 0.75% per annum of the aggregate net assets of the funds less than or equal to U.S. $14.0 billion, plus 0.68% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $14.0 billion up to and including U.S. $28.0 billion, plus 0.61% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $28.0 billion up to and including U.S. $42.0 billion, plus 0.54% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $42.0 billion up to and including U.S. $56.0 billion, plus 0.47% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $56.0 billion up to and including U.S. $70.0 billion, plus 0.41% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $70.0 billion up to and including U.S. $84.0 billion, plus 0.35% per annum of the aggregate net assets of the funds in excess of U.S. $84.0 billion. As of December 31, 2016, the aggregate expense ratio of the underlier was 0.72% per annum.

You, as an investor in the notes, should make your own investigation into iShares®, BFA and the iShares® MSCI Emerging Markets ETF. iShares® and BFA are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. BFA and iShares® have no obligation to continue to publish the iShares® MSCI Emerging Markets ETF and may discontinue or suspend publication of the iShares® MSCI Emerging Markets ETF at any time in their sole discretion.

For additional information regarding iShares®, BFA and the iShares® MSCI Emerging Markets ETF, please consult the prospectus dated December 30, 2016 for the iShares® MSCI Emerging Markets ETF and the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended August 31, 2016) and other information iShares® files with the SEC. In addition, information about iShares® and the iShares® MSCI Emerging Markets ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. We have not conducted any independent review or due diligence of any publicly available information with respect to iShares®, BFA or the iShares® MSCI Emerging Markets ETF. Information from outside sources, including information contained on the iShares® website at us.ishares.com/product_info/fund/overview/EEM.htm, is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus.

We cannot give any assurance that all events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described herein) that may affect the level of the iShares® MSCI Emerging Markets ETF, including on the Trade Date, have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of, or failure to disclose, material future events concerning iShares®, BFA or the iShares® MSCI Emerging

Markets ETF could affect the cash settlement amount payable on the notes, and therefore, the market value of the notes in any secondary market.

The iShares® MSCI Emerging Markets ETF

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, as reported by Bloomberg under the ticker symbol “NDUEEGF.” The MSCI Emerging Markets Index is designed to measure equity market performance in the global emerging markets. As of June 30, 2016, the MSCI Emerging Markets Index consisted of securities from the following 23 emerging market countries: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates. The MSCI Emerging Markets Index may include large- and mid-capitalization companies, primarily in the consumer discretionary, financials and information technology sectors. For additional information about the MSCI Emerging Markets Index, see “The Reference Indices — The MSCI Indices — The MSCI Emerging Markets Index” in the accompanying underlying supplement. For information concerning the methodology of the iShares® MSCI Emerging Markets ETF, please refer to “The iShares® ETF Methodology” below.

The following tables display the top holdings and weightings by industry sector of the underlier. (Sector designations are determined by BFA using criteria it has selected or developed. ETF advisors and index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between ETFs or indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or ETFs.) We obtained the information in the tables below from the underlier’s website without independent verification.

iShares® MSCI Emerging Markets ETF Top Ten Holdings as of March 31, 2017

ETF Stock Issuer	Percentage (%)
SAMSUNG ELECTRONICS LTD	4.11%
TENCENT HOLDINGS LTD	3.70%
TAIWAN SEMICONDUCTOR MANUFACTURING	3.48%
ALIBABA GROUP HOLDING LTD	2.75%
NASPERS LIMITED N LTD	1.72%
CHINA CONSTRUCTION BANK CORP (HONG KONG)	1.53%
CHINA MOBILE LTD	1.52%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (HONG KONG)	1.09%
BAIDU ADR REPTG INC CLASS A	1.07%
HON HAI PRECISION INDUSTRY LTD	1.06%
Total	22.03%

iShares® MSCI Emerging Markets ETF Weighting by Sector as of March 31, 2017*

Sector	Percentage (%)
Financials	26.24%
Information Technology	23.19%
Consumer Discretionary	10.34%
Energy	7.55%
Materials	7.20%

Consumer Staples	6.85%
Industrials	5.82%
Telecommunication Services	5.54%
Utilities	2.65%
Health Care	2.05%
Computers - Software	1.34%
Software – Telecom	0.07%
Industrial Minerals	0.07%
Total	98.91%
* Percentages may not sum to 100% due to rounding.

iShares® MSCI Emerging Markets ETF Weighting by Country as of March 31, 2017*†

Country	Percentage (%)
China	26.19%
Korea (South)	14.99%
Taiwan	12.20%
India	8.74%
Brazil	7.58%
South Africa	6.21%
Russian Federation	3.78%
Mexico	3.67%
Indonesia	2.50%
Malaysia	2.43%
Thailand	2.25%
Chile	1.25%
Poland	1.21%
Philippines	1.16%
Turkey	1.03%
Qatar	0.79%
United Arab Emirates	0.75%
Other	2.82%
Total	99.55%
* Percentages may not sum to 100% due to rounding.
† The index sponsor of the MSCI Emerging Markets Index announced that it expects that, effective with the May 2017 semi-annual index review, Pakistan will be classified as an emerging equity market, and the MSCI Emerging Markets Index will include constituent stocks from the MSCI Pakistan Index.

The iShares® ETF Methodology

Investment Objective and Strategy

The iShares® MSCI Emerging Markets ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities that are included in the MSCI Emerging Markets Index. To accomplish this, the iShares® MSCI Emerging Markets ETF employs a representative sampling strategy (as described below under “— Representative Sampling”) to track the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets ETF generally invests at least 90% of its assets in the securities, or depositary receipts representing such securities, that are included in the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets ETF may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index but which BFA believes will help the iShares® MSCI Emerging Markets ETF track MSCI Emerging Markets Index, and in other investments, including futures, options and swaps contracts related to the MSCI Emerging Markets Index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Furthermore, the iShares® MSCI Emerging Markets ETF may lend securities representing up to one-third of the value of the iShares® MSCI Emerging Markets ETF’s total assets (including the value of the collateral received).

Representative Sampling

The iShares® MSCI Emerging Markets ETF is managed by BFA using a “representative sampling” indexing strategy to track the performance of the MSCI Emerging Markets Index. Under “representative sampling,” the iShares® MSCI Emerging Markets ETF does not necessarily hold all of the securities included in the MSCI Emerging Markets Index. Rather, the iShares® MSCI Emerging Markets ETF invests in a representative sample of securities that collectively has an investment profile similar to the MSCI Emerging Markets Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those included in the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a financial calculation, based on a grouping of financial instruments, that is not an investment product, while the iShares® MSCI Emerging Markets ETF is an actual investment portfolio. The performance of the iShares® MSCI Emerging Markets ETF and the MSCI Emerging Markets Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® MSCI Emerging Markets ETF’s portfolio and the MSCI Emerging Markets Index resulting from the iShares® MSCI Emerging Markets ETF’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Emerging Markets ETF but not to the MSCI Emerging Markets Index. “Tracking error” is the divergence of the performance (return) of the iShares® MSCI Emerging Markets ETF’s portfolio from that of the MSCI Emerging Markets Index. BFA expects that, over time, iShares® MSCI Emerging Markets ETF’s tracking error will not exceed 5%. Because the iShares® MSCI Emerging Markets ETF uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

As of February 28, 2017, iShares reported the following average annual returns on the market price of the underlier’s shares and the index. The market price of the underlier’s shares takes into account distributions on the shares and the returns shown account for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date. underlier shares: 1 year, 27.81%; 3 years, 0.87%; 5 years, -0.99%; 10 years, 2.11%; since inception, 11.01%; index: 1 year, 29.46%; 3 years, 1.35%; 5 years, -0.37%; 10 years, 2.86%; since underlier inception, 11.52%.

Industry Concentration Policy

The iShares® MSCI Emerging Markets ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is concentrated.

The MSCI® Emerging Markets Index

For additional information about the MSCI® Emerging Markets Index, see “The Reference Indices — The MSCI Indices — The MSCI Emerging Markets Index” in the accompanying underlying supplement.

HISTORICAL INFORMATION

The historical levels of the underlier should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the underlier on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the underlier will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

For additional information on the iShares® MSCI Emerging Markets ETF, see “The Underlier” herein.

The following graph sets forth the historical performance of the underlier based on its closing levels from January 3, 2012 to April 4, 2017. The closing level of the underlier on April 4, 2017 was $39.63. We obtained the historical information below from Bloomberg, without independent verification.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes. This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your notes. Thus, the characterization of the notes is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the notes should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the underlier that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the notes as prepaid financial contracts, the balance of this discussion assumes that the notes will be so treated.

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that notes are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the notes as debt instruments. The notes are not, and we do not expect that the notes will be, listed on a securities exchange. In the event the notes are listed on a securities exchange and the

IRS seeks to characterize your notes as options, the notes would be characterized as Code section 1256 contracts. In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, the IRS might assert that the notes constitute a “constructive ownership transaction,” in which case, under Code section 1260, all or a portion of your gain, if any, from the notes would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. See “Constructive Ownership Transaction Rules” below. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), if the security provides for the payment of the redemption amount in cash based on the return of the underlier, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year at maturity (excluding the look back observation period, if applicable) and short-term capital gain or loss otherwise. If the security provides for the payment of the redemption amount in physical shares or units of the underlier, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security. A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. Subject to the discussion below under “Constructive Ownership Transaction Rules,” such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year (excluding the look back observation period, if applicable) at the time of disposition and short-term capital gain or loss otherwise.

Constructive Ownership Transaction Rules

All or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the notes if the notes reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260, which generally includes shares in an exchange traded fund and certain other entities. If the term of the notes is one year or greater and the underlier includes an equity interest in an exchange traded fund, the IRS might assert that the constructive ownership transaction rules of Code section 1260 apply.

If the notes are treated as a constructive ownership transaction, any gain therefrom that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of the notes. There is a presumption that all of the gain realized that otherwise would have been long-term capital gain is subject to recharacterization as ordinary income and an interest charge, unless the contrary is demonstrated by clear and convincing evidence. Accordingly, any gain a U.S. Holder realizes from the sale, exchange or redemption of its notes in excess of the amount of long-term capital gain that it can establish that it would have realized had it (1) invested in the underlier (rather than the notes) on the issue date of the notes, and (2) sold the underlier on the date of sale, exchange or redemption of the notes, could be recharacterized as ordinary income and subject to an interest charge, as described above.

Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey “substantially all of the economic return” with respect to the applicable reference asset, which in the case of the notes would be all or a portion of the underlier. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the notes should not be considered to convey substantially all the economic return with respect to the underlier, in the absence of regulations, there can be no assurance that the notes would not be so considered or that Code section 1260 would not otherwise apply to the notes.

You should consult with your tax advisor regarding the possible application of the constructive ownership transaction rules to the notes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the notes.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the notes. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is issued on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the notes to a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its notes will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a specified notional principal contract (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Final regulations provide that a dividend equivalent is any payment that references the payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

For payments made before January 1, 2017, the regulations provide that a specified NPC is any notional principal contract (“NPC”) if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. An NPC that is treated as a specified NPC pursuant to the preceding rule will remain a specified NPC on or after January 1, 2017.

Pursuant to Notice 2016-76, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2018 with respect to any transaction issued on or after January 1, 2018, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued securities to be deemed to be issued as new securities for purposes of the effective dates provided in Notice 2016-76. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the securities due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the securities upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the securities under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying equity or the securities. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the underlying or the securities should consult its own tax advisor regarding the application of Code section 871(m) to its securities in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if stated in writing on the issue date of the securities, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with Notice 2016-76, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any security issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2018 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS

Form W-8 (or other qualifying documentation) is provided. Based on the terms of the notes and representations provided by us as of the applicable pricing date, our counsel is of the opinion that a security (exclusive of any other transactions that may be combined with the security as discussed herein) should not be a “delta-one transaction” within the meaning of Notice 2016-76. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These final and temporary regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these final and temporary regulations and whether payments or deemed payments on the notes constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the notes). These or other potential changes in law could adversely affect the tax treatment of the notes and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the notes should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the notes to recognize income in respect of the notes prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the notes being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the notes could be subject to U.S. withholding tax in respect of the notes under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your notes (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated February 14, 2017 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2017. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated February 14, 2017, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2017. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-17
Material U.S. Federal Income Tax Considerations	PS-22

Product Supplement No. I dated May 4, 2015

Summary	PS-1
Risk Factors	PS-3
Credit Suisse AG	PS-22
Supplemental Use of Proceeds and Hedging	PS-23
Description of the Securities	PS-24
The Underlyings or Basket	PS-49
Material United States Federal Income Tax Considerations	PS-51
Benefit Plan Investor Considerations	PS-62
Underwriting (Conflicts of Interest)	PS-63
Notice to Investors	PS-64

Underlying Supplement dated December 2, 2016

The Securities	US-1
The Reference Indices	US-2

Prospectus Supplement dated May 4, 2015

Description of Notes	S-3
Plan of Distribution (Conflicts of Interest)	S-7
Incorporation by Reference	S-15

Prospectus dated May 4, 2015

About This Prospectus	1
Limitations on Enforcement of U.S. Laws	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Use of Proceeds	7
Ratio of Earnings to Fixed Charges	8
Capitalization and Indebtedness	9
Credit Suisse Group	10
Credit Suisse	11
Credit Suisse (USA)	12
Description of Debt Securities	13
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	41
Foreign Currency Risks	44
Description of Warrants	46
Description of Shares	50
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	55
ERISA	57
Taxation	59
Plan of Distribution (Conflicts of Interest)	70
Market-Making Activities	73
Legal Matters	74
Experts	75

$964,000

Credit Suisse

Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due 2019